UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

VERIFONE SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 001-32465

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

04-3692546
(IRS Employer Identification No.)

2099 Gateway Place, Suite 600
San Jose, CA 95110
(Address of principal executive offices, including zip code)

Albert Liu
408-232-7800
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
VeriFone Systems, Inc. (“VeriFone”, “we” or “us”) is a global leader in secure electronic payment solutions at the point of sale. We design, manufacture and sell electronic point of sale terminals and pin pads, and related accessories and peripheral equipment, as well as complementary solutions and services that enable secure electronic payment transactions and value-added services at the point of sale. The manufacture of our point of sale terminals and pin pads, and related accessories and peripheral equipment, is outsourced to third party contract manufacturers.
Pursuant to the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, also known as the Dodd-Frank Act, certain public companies, like us, are required to provide disclosures about the use of specified conflict minerals emanating from the Democratic Republic of the Congo or one of nine adjoining countries, collectively referred to as the Covered Countries.1 The term “conflict minerals” is defined as: (A) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten; or (B) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. For purposes of this Specialized Disclosure Report on Form SD and the accompanying Conflict Minerals Report, we refer to tin, tantalum, tungsten and gold as the “3TG”.
In August 2012, the Securities and Exchange Commission (“SEC”) issued Rule 13p-1 of the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), to implement the reporting and disclosure requirements related to conflict minerals imposed by the Dodd-Frank Act. Under Rule 13p-1, we, like other U.S. public companies, are first required to determine whether our manufactured products contain any of the 3TG and whether, for each product, such minerals are necessary to: (i) the functionality of the manufactured product and (ii) the production process of the manufactured product. If so, we are further required to conduct a reasonable country of origin inquiry, or RCOI, into the origin of any 3TG used in our products and determine whether the 3TG may have originated from any of the Covered Countries. If we are unable to determine based on our RCOI that the 3TG are not from a Covered Country, then we must additionally exercise due diligence to determine the source of the 3TG and, if from a Covered Country, whether trade in those minerals supported conflict.
For the calendar year 2013, we determined that “conflict minerals” are necessary to the functionality or production of our electronic point of sale terminals and pin pad products, and related accessories and peripheral equipment (collectively, the “Products”) and, accordingly, conducted a RCOI with the suppliers for these Products, as described in Item 1.01 below, and are providing this report on Form SD.
Item 1.01 - Conflict Minerals Disclosure and Report
Reasonable Country of Origin Inquiry
Under Rule 13p-1, U.S. public companies that manufacture products that contain 3TG that are necessary to the function or production of such products are required to conduct an RCOI regarding such minerals. The SEC did not prescribe specific procedures for the RCOI determination, but provides that the inquiry must be reasonably designed to determine whether any of the 3TG originated in a Covered Country and are not from recycled or scrap sources.

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1 Section 1502 of the Dodd-Frank Act defines the adjoining countries as any country that shares an internationally recognized border with the Democratic Republic of the Congo (DRC), which presently include the Central Africa Republic, South Sudan, Zambia, Angola, The Republic of the Congo, Tanzania, Burundi, Rwanda and Uganda.

Our RCOI for the calendar year ended December 31, 2013 was the first of such inquiries we have conducted. Our goal was to adopt practices that were in line with industry standards for technology companies and recommended practices by leading conflict-free sourcing organizations. The purpose of our RCOI was to determine whether any of the conflict minerals that are necessary to the functionality or production of our Products originated in the Covered Countries. We established an internal cross-functional team to serve as our conflict minerals committee. This committee includes representatives from Procurement and Supply-Chain Operations, R&D/Product Compliance, and Legal and Compliance. This committee was tasked to develop a program for conducting our conflict minerals assessment and the preparation of the related annual reporting, and has the support of our executive management.
We outsource the manufacturing of our Products to third party contract manufacturers located in China, Singapore, Malaysia, Brazil, Germany, Romania and France. The purchase of components for our Products is managed directly by our contract manufacturers. Our contract manufacturers purchase components for our Products only through suppliers that have been qualified and approved by us.
We used the standard conflict minerals survey and reporting template developed jointly by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI). We chose this template given the broad actions that have been taken by both the EICC and GeSI to address responsible sourcing, including their development of the Conflict-Free Smelter (CFS) program aimed to enable companies to source conflict-free minerals. Further, this template is widely used by many other companies in our industry in their due diligence processes related to conflict minerals.
In conducting our RCOI we contacted all suppliers of the materials identified in our initial review as likely to contain one or more of the 3TG. We provided the conflict minerals survey and reporting template to each such supplier, along with a brief background on our undertaking. We rely upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from suppliers further up the supply chain. Where we received specific smelter and/or refinery information from a supplier and were able to ascertain (1) that the smelter and/or refinery has been certified under the CFS Program or other similar recognized certification program as conflict-free and/or (2) that based on all information available to us, the RCOI information supplied appeared reasonable, we concluded that such supplier constituted a conflict-free supplier. For those suppliers that provided responses indicating that the supplied materials do not contain any 3TG, and where such information appeared reasonable in light of other information collected for such supplier, we determined those suppliers to be conflict-free.
Despite having conducted an RCOI and the good faith exercise of due diligence over the origin of the 3TG in our supply chain, we have not been able to conclude that our Products qualify as DRC conflict free. We have reached this conclusion primarily because some of our suppliers are still in the process of completing their inquiries and assessments with their suppliers further upstream in the supply chain or the identified smelters and/or refineries are yet to be independently verified as conflict-free. Due to the breadth of materials and components applicable to our Products and the complexity of our supply chain, we expect that it will take time for many of our suppliers to fully verify the origin of all of the minerals. As a result, we have been unable to determine the origin of all of the 3TG used in our Products for calendar year 2013.
We continue to undertake due diligence procedures as required by Rule 13p-1. As described below, we have developed an internal management system comprised of processes and procedures to achieve our objectives to support a conflict free supply chain as set forth in our Conflict Minerals Statement.
Item 1.02 - Exhibit
VeriFone’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is also available at VeriFone’s website under http://ir.verifone.com/.
Section 2 - Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VERIFONE SYSTEMS, INC.

Date: June 2, 2014	By: /s/ Albert Liu Name: Albert Liu Title: Executive Vice President, Corporate Development and General Counsel

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